

Mail Stop 7010

January 8, 2009

<u>via U.S. mail and facsimile</u>

James W. Bradshaw
Chief Executive Officer
Tarpon Industries, Inc.
2420 Wills Street
Marysville, MI 48040

> **Re:** **Tarpon Industries, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2007**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2007**
> **File No. 001-32428**

Dear Mr. Bradshaw:

We issued comments to you on the above captioned filings on August 1, 2008. As of the date of this letter, these comments remain outstanding and unresolved. We expect you will submit a supplemental response on EDGAR by January 22, 2009 addressing these outstanding comments.

If you do not respond to the outstanding comments by January 22, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosures. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://sec.gov/news/press/2005-72.htm.

If you have any questions regarding these comments, please direct them to Melissa Rocha, Staff Accountant, at (202) 551-3854 or, in her absence, the undersigned Accounting Branch Chief at (202) 551-3355

Sincerely,

Terence O'Brien
Accounting Branch Chief